STATEMENT OF FINANCIAL
CONDITION

KBC Securities USA LLC
December 31, 2018
With Report of Independent Registered Public Accounting Firm

KBC Securities USA LLC

Statement of Financial Condition

Year Ended December 31, 2018

Contents

Facing Page Oath or Affirmation







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC SECURITIES USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROSALBA RAGUSA (212) 541-0683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, ROSALBA RAGUSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC SECURITIES USA LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GABRIELLE ANNE PAUPECK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6342973
Qualified in Kings County
My Commission Expires 05-31-2020

Rosalba Ragusa
Signature

CHIEF FINANCIAL OFFICER
Title

Gabrielle Paupeck
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
KBC Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBC Securities USA LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
March 1, 2019

KBC Securities USA LLC
Statement of Financial Condition

December 31, 2018
(In Thousands)

Assets

Cash	$	6,726
Cash segregated in compliance with federal regulations		1,500
Receivable from:		
Brokers or Dealers, Fail to Deliver		187
Customers		24
Affiliate		264
Underwriting fee receivable		13
Deferred Tax Asset		146
Other assets		6
Total assets	$	8,866

Liabilities and Member's Equity

Payable to:		
Broker or Dealers, Fail to Receive	$	24
Customers		187
Affiliate		116
Parent		30
Other liabilities and accrued expenses		180
Total liabilities		537
Member's Equity		8,329
Total liabilities and Member's Equity	$	8,866

See accompanying notes.

KBC Securities USA LLC
Notes to Statement of Financial Condition

December 31, 2018

1. Organization

KBC Securities USA LLC (formerly known as KBC Securities USA, Inc.), (the "Company"), a Delaware limited liability company was formed on December 8, 1998. KBC Bank NV, ("KBCBNV") is the sole member of the Company, (the "Parent"). KBC Group NV is the ultimate Parent Company of KBCBNV. In October 2017, the Company converted its legal status from a C-Corporation to a Delaware limited liability company (LLC).

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Introducing Broker Dealer which acts as a chaperoning broker-dealer on an agency basis Pursuant to Rule 15a-6 with its foreign affiliate. The Company engages in "all-or-none" bond economics offerings, performs private placement of equity securities as a co-manager and acts as a selling agent for equity securities offerings.

2. Summary of Significant Accounting Policies

a) *Basis of Financial Statement Presentation*

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America.

b) *Revenue and Expense Recognition*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018.

2. **Summary of Significant Accounting Policies (continued)**

    b) Revenue and Expense Recognition (continued)

The Company's contracts are wholly in scope of ASC606. Each contract is considered to be a single performance obligation. When engaging in 15a-6 transactions and Bonds Economics/Equity private placement there are no variable elements in each contract; when engaging in equity securities underwriting there is a variable element in the contract based on success fee which is based on number of issued shares. Commissions for 15a-6 transactions and underwriting fees are recognized on a trade date basis.

When engaging in 15a-6 transactions the Company acts as an agent for a foreign affiliate that is not registered with the SEC. When engaging in all or none bond economics offerings and equity private placement as co-manager the Company is acting as a principal. The Company is acting as an agent when engaging in equity securities underwriting. When acting as an agent the Company records commission on a net basis and on a gross basis when acting as a principal.

The Company participates in all-or-none underwritings, which are offerings of a security in which the entire issue must be sold or the offering is void. With this arrangement the lead underwriter has the ability to cancel the offering if the entire issue is not sold. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. These fees are non-recurring in nature.

Commissions earned for acting as a chaperoning broker dealer for its affiliate are recorded on a trade date basis as securities transactions occur.

    c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles which requires management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Notes to Statement of Financial Condition (continued)

d) Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for U.S. Federal income tax purposes and included in the Federal, New York State and New York City income tax returns of the Parent Company. Current and deferred taxes are allocated to the Company under the "benefits for loss" method. Under this method, the company is assumed to file separate returns with the taxing authority, thereby reporting their share of taxable income or loss which is then settled as an intercompany transaction with the Parent Company.

ASC No. 740 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company accounts for interest and penalties as a component of income tax expense. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

State and Local Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

e) Other

The Company follows FASB ASC No. 450, *Contingencies* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

The Company translates its foreign currency denominated assets and liabilities at the current exchange rate at the Statement of Financial Condition date.

Transactions that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange at the transaction date.

KBC Securities USA LLC

Notes to Statement of Financial Condition (continued)

3. Cash and Cash Segregated in Compliance with Federal Regulations

The Company reflects cash on deposit held at a bank in the amount of $6,726,197. The Company maintains a segregated account at the same bank in the amount of $1,500,059 pursuant to Rule 15c3-3.

4. Fair Value Measurements

At December 31, 2018, the carrying value of the Company's cash (level 1), underwriting fee receivable, receivable from affiliate, and payable to affiliate (level 2), approximate their fair values due to the nature of their short term maturities.

5. Related-Party Transactions

The Company acts as a chaperoning broker dealer for KBC Securities NV ("KBCS"), a foreign affiliate of the Company, in certain transactions with customers, pursuant to Rule 15a-6 and earns commission. The Company and KBCS provide to each other certain support and other services for which they compensate each other pursuant to service agreements. At December 31, 2018, the Company reported $152,782 and $19,548 as Receivables from and Payable to Affiliate respectively relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBCS, which governs the allocation of expenses between the Company and KBCS with respect to the global system infrastructure operated and maintained by KBCS which is used by the Company. At December 31, 2018, the Company reported $21,526 as Payable to Affiliate relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

KBCS provides a fixed connection for one of the Company's clients. At December 31, 2018, the Company reported $3,000 as Payable to Affiliate relating to this service in the Statement of Financial Condition. Any such balance is payable on demand and is paid in the normal course of business.

The Company, in its normal course of business, provides to its customers research reports produced by KBCS. At December 31, 2018, the Company reported $72,000 as Payable to Affiliate relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

5. Related-Party Transactions (continued)

The Company has an expense sharing agreement with KBC Bank NV, a Belgian company, acting through its New York Branch ("KBCNY"), which governs the allocation of expenses between the Company and KBCNY with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. In addition, KBCNY pays all of the Company's own direct expenses, with the exception of payroll, on behalf of the Company and is reimbursed by the Company. At December 31, 2018, the Company reported $30,340 as Payable to Affiliate relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has a tax sharing agreement whereby it files combined federal tax returns with its Parent company. The Company reported $145,959 as Deferred Tax Asset in the Statement of Financial Condition relating to this agreement.

The accompanying Statement of Financial Condition is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

6. Net Capital and Other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2018, the Company's net capital was $7,749,957, which exceeds the minimum requirement by $7,499,957.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as a chaperoning broker dealer for KBCS, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof Although the Company maintains approximately $1,500,059 as Cash segregated in compliance with Rule 15c3-3 of the SEC.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

KBC Securities USA LLC

Notes to Statement of Financial Condition (continued)

7. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees of the Parent and the Company. Participants are permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

8. Income Taxes

Federal deferred income tax assets reflects the amount of NOL carry forwards at the applicable rate.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes.

The net deferred tax assets at December 31, 2018 consist of:

	Deferred Tax Assets	Valuation Allowance	Net Deferred Tax Assets
	(In Thousands)		
Federal	$ 146	$ —	$ 146
State and local	3,306	(3,306)	—
Total	$ 3,452	$ (3,306)	$ 146

The Company is a single member limited liability company which is included in the tax returns of its Parent. Therefore, the Parent Company is able to utilize the Company's tax attributes in the consolidated Federal tax return. The Company's effective tax rate of (.63)% is different from the U.S. Federal statutory rate of 21% due to the utilization of all of the Company's federal net operating loss carryovers by its Parent, the change in the Company's valuation allowance, state and local rate changes, and other permanent differences.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. The Company's deferred tax assets at December 31, 2018 consist primarily of U.S. Federal, State and Local net operating loss carryovers. As of December 31, 2018, the Company had net operating loss carryovers of $635,041, $40,918,676, and $8,430,715 for U.S. Federal, State and Local tax purposes respectively.

The Company maintains a full valuation allowance against its State and Local deferred tax assets to reduce its deferred tax assets to amounts management believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.